

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via U.S. Mail and Facsimile

James C. Cherry
Chief Executive Officer
Park Sterling Corporation
1043 Morehead Street, Suite 201
Charlotte, NC 28204

> **Re: Park Sterling Corporation**
> **Registration Statement on Form S-4**
> **Filed May 9, 2011**
> **File No. 333-174041**

Dear Mr. Cherry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed May 9, 2011

General

1. Please include updated financial information and current consents for both the registrant and the acquiree in the next amendment.

2. Please provide us with copies of any briefing materials the financial advisors provided to the Park Sterling and Community Capital boards of directors.

3. Please consider providing, prior to the special meeting and through the closing of the merger, a toll-free number, website address or other medium through which Community

James C. Cherry
Park Sterling Corporation
June 3, 2011
Page 2

Capital shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

4. It appears that Community Capital shareholders will not elect the type of merger consideration to be received at the same time as the vote on the merger proposal. Please advise us of your consideration of the applicability of the tender offer rules to the cash election. Refer to Release No. 34-14699.

5. We note that Park Sterling conducted a public offering of common stock in August 2010. Please provide us with an analysis of the information to investors in your public offering, particularly with regards to your increased charge offs in the final quarters of 2010. In particular, please address how you concluded that shareholders were provided adequate information about the current and future trends with regards to your asset quality. Please provide the relevant disclosure from your offering documents.

Consideration Payable to Community Capital Shareholders, page 6

6. Revise this section to clarify that at any share price over $4.95 the value of the stock portion of the compensation is more valuable than the cash portion of the merger consideration. Consider providing shareholders with a chart or other measure that shows the potential value of the merger consideration at a number of possible values of Park Sterling stock.

Selected Unaudited Pro Forma Financial Data, page 15

7. Please revise to disclose pro forma capital ratios.

Risk Factors

General

8. Please update all of the December 31, 2010 financial information disclosed in the risk factors section to reflect the most recently completed quarter.

Because the market price of Park Sterling common stock will fluctuate …, page 19

9. It does not appear that Community Capital has "walk away" rights in the event Park Sterling's common stock falls below a certain price. To the extent Community Capital does not have such rights, please revise to disclose the minimum amount of merger consideration Community Capital shareholders could receive as a result of the merger. Please disclose all assumptions upon which you rely. Provide revised disclosure in the summary as well.

Park Sterling's involvement in another merger transaction …, page 21

10. We note that Park Sterling's strategic plan is, in part, to grow through acquisitions of other financial institutions and/or the assets of other financial institutions. Please confirm that the prospectus will be revised to disclose any material developments relating to Park Sterling's growth strategy, including, but not limited to, Park Sterling entering into an agreement to acquire other financial institutions and/or the assets of other financial institutions.

Community Capital is Subject to a Written Agreement …, page 21

11. Revise this risk factor to explain the potential risks to an investor in the combined company's shares in the event that Park Sterling is not successful in its request to have the restrictions included in the written agreements lifted for CapitalBank and Community Capital, after the merger.

If the merger does not constitute a reorganization …, page 22

12. Please tell us how you concluded that this risk factor is appropriate in light of the fact that Park Sterling and Community Capital will receive legal opinions that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the federal income tax code.

The merger may distract management of Community Capital and Park Sterling …, page 22

13. Please tell us how this risk factor is consistent with the fiduciary duties of the respective management teams. In particular, please advise the staff if you believe that informing investors of management's potential distraction would affect your liability for failure to carry out its fiduciary duties.

Park Sterling's estimated allowance for loan losses …, page 26

14. Please revise this risk factor to disclose the ratio of allowance for loan losses to total nonperforming loans. We note the disclosure on pages 94-95.

Park Sterling's net interest income could be negatively affected …, page 29

15. Revise this risk factor to discuss, in greater detail, Park Sterling's exposure to increases or decreases in interest rates, including the impact of your interest rate gap and the results of any sensitivity analysis regarding an increase or decrease of rates upon your capital position and net income.

Background of the Merger, page 39

16. Please describe to us in greater detail, with a view towards revised disclosure, the relationship that existed between Community Capital and James C. Cherry, David L. Gaines and Leonard R. Robinett, Jr. prior to their joining Park Sterling. Please also tell us whether these individuals paid compensation to Park Sterling's financial advisor prior to their joining Park Sterling.

17. We note that two potential acquirers, one of which was Park Sterling, submitted written, nonbinding indications of interest to acquire Community Capital and that the Community Capital board of directors concluded in a meeting on February 18, 2011 that Park Sterling's proposal was superior. Please expand the disclosure to discuss what factors the Community Capital board of directors considered in determining that the Park Sterling proposal was superior. Discuss whether the other potential acquirer offered more or less consideration than Park Sterling and explain what type of consideration was offered (e.g., all cash, all stock, combination of cash and stock, etc.).

18. Please provide us with copies of any materials that were presented by Park Sterling's executive management to Capital Community at the presentation on February 23, 2011. To the extent that these materials included projections or other material non-public information, revise the S-4 to disclose the information.

Community Capital's Reasons for the Merger …, page 41

19. Please revise to disclose the extent to which Community Capital's board of directors considered Park Sterling's recent financial performance in evaluating a potential merger with Park Sterling. For example, discuss whether and to what extent the board considered Park Sterling's 2010 net loss, recent increases in nonperforming loans, composition of loan portfolio, etc. and how the board of directors concluded that the merger is in the best interests of Community Capital's shareholders.

20. Revise this section to clarify whether the board considered the fact that, on a pro forma basis, the implied per share net asset value of the stock consideration received by Community Capital shareholders would be less than the current net asset value of Community Capital stock.

21. Revise this section to clarify whether the board considered the fact that Howe Barnes' opinion as to the fairness of the merger consideration spoke as of March 30 and that Howe Barnes does not have the obligation to update the opinion in the event that there are material changes to the financial condition or other potential changes to the value of the merger consideration.

James C. Cherry
Park Sterling Corporation
June 3, 2011
Page 5

Opinion of Financial Advisor to Community Capital, page 43

22. Please revise to disclose the qualifications and methods of selection of the financial
advisor. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

23. Please revise this section to explain the bases and assumptions used by Howe Barnes in
conducting the presented valuation analyses. For example, please discuss how Howe
Barnes determined the potential range of embedded losses in Community Capital's loan
portfolio. Similarly, please explain how Howe Barnes determined the difference between
"strategic" and "financial" buyers in the comparable transaction analysis and the impact
of these determinations upon the fairness determination.

24. Please revise to disclose all fees payable to Howe Barnes, including the amount that is
contingent upon the successful completion of the merger.

25. It appears that Howe Barnes relied on financial projections provided by Community
Capital when preparing its analysis. Please revise the description of Howe Barnes'
analysis to disclose the financial projections used.

Community Capital's Directors and Officers Have Financial Interests …, page 49

26. Please revise to quantify the financial interests of Community Capital's officers and
directors. To the extent uncertainties exist as to the provision of payments and benefits or
the amounts involved, please make a reasonable estimate applicable to the payment or
benefit and disclose material assumptions underlying such estimates. Please also
quantify the consideration Community Capital's officers and directors will receive in
exchange for their shares.

Material U.S. Federal Income-Tax Consequences of the Merger, page 54

27. Revise this section to clarify that both Park Sterling and Community Capital have
received the opinions of counsel and that the discussion in this section is either based
upon, or represents, the opinions of counsel. If the discussion in this section is not based
upon the opinions to be filed as exhibits to this registration statement, please disclose the
opinion or revenue ruling that represents the basis for this presentation.

Proposal No. 2 – Advisory Vote on Golden Parachute Compensation, page 69

28. Please revise Proposal No. 2 to include the golden parachute compensation to be paid by
Park Sterling, or tell us how you determined that these amounts are not subject to an
advisory vote. Refer to Item 402(t)(1) of Regulation S-K.

Summary of Recent Events, page 82

29. We note that it is currently Park Sterling's strategy to acquire regional and community banks in the Carolinas and Virginia and to reach a consolidated asset size of between $8 billion and $10 billion over the next several years. Please revise to disclose how Park Sterling intends to fund this strategy. To the extent it is Park Sterling's current intention to seek additional equity capital to fund, in whole or in part, its growth strategy, please revise the last risk factor on page 32 to clearly indicate that Park Sterling intends to seek additional equity capital in the future for these purposes. We note the disclosure in that risk factor that "Park Sterling may seek additional equity capital in the future."

Information about Park Sterling

Park Sterling's Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Investment Securities, page 91

30. Please revise here and in the footnotes to the financial statements to identify your mortgage backed securities (MBS) as being backed by an agency of the US Government or by a private issuer. To the extent you hold MBS from both types of issuers, please separately disclose your holdings by type of issuers. For any private issuer MBS you hold, disclose the characteristics of the underlying mortgages.

Loans, page 91

31. Please revise throughout your document to include the disclosures requirements of Industry Guide 3 (Guide 3) for all periods required by it and, specifically, as they apply to Items III and IV.

32. Please revise this section or elsewhere, as appropriate to address the following:

- Provide a detailed discussion of the underwriting policies and procedures you follow in determining the appropriateness of issuing a loan. Your revisions should provide a chronology of the underwriting policies and procedures used to underwrite the loans held in your portfolio and not merely a discussion of your current policies.

- Discuss acceptable loan to value ratios, FICO scores, and all other significant criteria you apply in determining whether to underwrite a loan. In this regard, discuss how your criteria have changed (e.g. loosened or tightened) as you have progressed through the current economic cycle, if applicable.

- Discuss whether or not you have underwritten any sub-prime loans, including how you define that term; hybrid loans, low documentation or no documentation loans and describe their characteristics and terms, as applicable. Include qualitative and quantitative information for these loans.

- Describe the types of variable rate interest loans that you underwrite and whether or not they are underwritten at the fully indexed rate, clarifying how you capture interest rate risk in determining whether or not to underwrite them.

- For your acquisition, construction and development loans, describe in detail how you monitor these loans, including the associated projects, and the extent to which they include interest reserves.

- Regarding your second mortgage loans, please disclose the extent to which you hold the first mortgages and to discuss how, for loans where you do not hold the first mortgage, how you monitor the borrower's risk of default on the first mortgage.

Allowance for Loan Losses, page 93

33. We note your statement that quantitative reserve component is based on historical loss rates for groups of loans with similar risk characteristics based on your internal risk grades. This appears to contradict your statement that, because of your limited operating history, historical loss rates associated with each loan risk grade are currently based on the loss experience of comparable institutions. Please advise and revise to clarify how your loss rates are determined. If you are relying on loss rates of other institutions, disclose how you obtain them, how you validate them, how they compare to your historical loss rates and how you ensure the underlying loans are similar to yours. Also, noting that you have over four years of operating history, clarify why you do not believe your historical loss rates are more representative of the credit quality in your portfolio.

34. We note that the portfolio trends and portfolio concentrations are two of the most important factors considered in developing the qualitative reserve component. Please revise to clarify why these characteristics, which are specific to your portfolio, are not captured in the development of your quantitative reserve component. Specifically, it appears that portfolio trends and concentrations are directly related to historical loss factors.

35. Regarding your environmental factors, please revise to provide a more detailed discussion of each of the factors identified, why you believe they are significant to the development of your allowance for loan losses, and discuss the effect of each factor on your provision and the allowance. Also, clarify why they were not identified prior to 2010, as discussed on page 89.

36. We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

Non-Performing Loans, page 95

37. Regarding your disclosure that a majority of your non-accrual loans are acquisition, construction and development loans, see our comment above requesting a discussion of the use of interest reserves on these loans and revise to disclose the number and amount of these loans that remain current through the use of interest reserves and the amount of interest reserve income recorded in each period presented. It may be useful to discuss the specific nature of your larger projects, including anticipated completion dates.

38. Please revise to disclose how you determine the fair value of non-accrual loans. For your acquisition, construction and development loans, tell us and disclose if your appraisals are based on an "as is" or "as completed" basis and discuss why you think your method is appropriate, citing your ability to dispose of these properties at values that approximate your estimates.

Information about Community Capital Corporation

Lending Activities, page 103

39. We note the loan composition table on page 104 identifies commercial, financial and agriculture loans; however, we do not see a discussion of each type of these loans. Please revise accordingly. Also, revise to provide a discussion of commercial loans that more clearly delineates the types of these loans you underwrite and to clarify when real property is taken as collateral.

40. See our comment above on the disclosures requirements of Guide 3 and revise to include all periods required**.**

Construction and Development Loans, page 104

41. Please see our comment above issued on Park Sterling's loans and revise to provide a discussion of the use on interest reserves on these loans, including quantification of amounts recognized in the financial statements, as applicable.

Residential Real Estate Loans and Home Equity Loans, page 105

42. Please revise to quantify the amount of residential real estate loans that are first mortgage loans, second mortgage loans, and home equity loans.

43. Please see our comment issued above on Park Sterling's loans and revise to provide the same level of disclosures of your underwriting policies and procedures as requested of Park Sterling. Your current disclosures appear abbreviated.

44. Regarding your second mortgage loans, please disclose the extent to which you hold the first mortgages and discuss how, for these loans where you do not hold the first mortgage, you monitor the borrower's risk of default on the first mortgage.

Provision and Allowance for Loan Losses, page 113

45. Regarding your general allowance, we note that you disclose that you apply loss rates based on an eight quarter rolling average; however, on page 114 you disclose loss rates are based on the last four quarters (12 months). Please advise or revise to clarify this apparent inconsistency.

46. We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

47. While we note that you do not believe that the interest income that would have been recognized had non-accrual loans been performing is material, please revise to disclose the amounts for qualitative, informational purposes.

Non-performing Assets, page 115

48. Please revise to provide an expanded discussion of the methods you use to determine the fair value of non-performing assets. For appraisals, discuss how current they are and the nature of any adjustments made to them.

Investment Securities, page 120

49. Please revise here and in the footnotes to the financial statements to identify your mortgage backed securities (MBS) as being backed by an agency of the US Government or by a private issuer. To the extent you hold MBS from both types of issuers, please separately disclose your holdings by type of issuers. For any private issuer MBS you hold, disclose the characteristics of the underlying mortgages.

Borrowed Funds, page 123

50. Please revise to provide an expanded discussion of the terms of the debt refinancing made in 2010 and clarify the basis for amortizing the prepayment penalty over the life of the new borrowing. Direct us to the specific authoritative literature you relied on to support your accounting treatment.

Unaudited Pro Forma Condensed Combined Financial Information, page 152

51. Please revise here and elsewhere, as appropriate, to provide a discussion of why Park Sterling believes acquiring Community Capital, an institution that is under regulatory agreements and that has sustained significant losses, for an amount that exceeds fair value, resulting in recorded goodwill of approximately $7 million, will prove beneficial to its shareholders.

52. We note the statement that pro forma information could vary significantly from the actual purchase price allocation at the time the merger is completed. Please revise to discuss the specific areas and the related estimates that could result in significant differences than those depicted in the pro forma financial statements. Discuss what factors would cause the significant changes in your estimates. To the extent different scenarios are possible, consider the need to present multiple sets of pro forma financial statements depicting each possible scenario.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information as of December 31, 2010

General

53. Please revise the footnotes to the financial statements to present each adjustment in a self-balancing format that allows a reader to easily trace the adjustment into the financial statements. Include all assumptions so that it is clear how each adjustment was calculated.

Note 3 – Merger Related Charges, page 155

54. Please revise to disclose why the period over which merger costs will be recognized is not determinable.

Note 4 – Pro Forma Adjustments

Balance Sheet Adjustments, page 155

55. Please revise adjustment B to include the disclosures required by ASC 310-30, including how you indentified loans with deteriorated credit quality.

Income Statement Adjustments, page 156

56. Please revise adjustment Q to clarify how it captures the loans referred to in our comment above.

Financial Statements

Park Sterling Corporation Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

57. It is not clear to us why the audit report issued by the independent accountants refers to the financials covered by it as those of Park Sterling Corporation. Because the bank was not acquired until January 1, 2011, it appears the financial statements are strictly those of the bank and should be referred to as such. The introduction to the financial statements should state, if true, that Park Sterling Corporation was recently formed and did not have substantial operations prior to its acquisition of the bank; therefore, its financial statements are not included in the registration statement. Please advise or revise as necessary.

Notes to Consolidated Financial Statements

Note D – Loans, page F-13

58. Please revise to include all the disclosures requirements of ASC 2010-20. It appears you currently include some of the requirements outside the financial statements. Also, please ensure that you have included all the requirements.

Note H - Income Taxes, page F-19

59. We note that after minimal operations in 2006 and a negligible amount of income before taxes in 2007, you reversed your entire deferred tax valuation allowance. Further, after having a small amount of income before taxes in 2008, you have incurred significant losses in each subsequent period. Based on your disclosures, it is not clear to us why management believes it is more likely than not that your deferred tax assets will be realized. It appears that management is relying heavily on future expectations that may or may not occur. As stated in ASC 710-10, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Please revise to provide an expanded discussion of management's expectations regarding these assets. To the extent you continue to believe a valuation allowance is not required at December 31, 2010, please provide us your analysis (including both the positive and negative factors you considered) supporting the realizability of these assets. Update the analysis through March 31, 2011.

Community Capital Corporation Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Loans Receivable, page F-42

60. Please revise to include all the disclosures requirements of ASC 2010-20. It appears you currently include some of the requirements outside the financial statements. Also, please ensure that you have included all the applicable requirements.

Fairness Opinion of Howe Barnes, page B-4

61. Please revise to disclose the basis for Howe Barnes' view that shareholders cannot rely upon its opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Exhibits

62. Please file with your next amendment all exhibits that you indicate will be filed by amendment, or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

63. Please revise to reflect that the form of proxy filed as exhibit 99.1 is a "preliminary" copy. Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: P. Christian Scheurer, Esq.
        Anne Team Kelly, Esq.
            McGuireWoods LLP